SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

Corporate Taxpayer ID (CNPJ/MF) 01.832.635/0001-18

Corporate Registry ID (NIRE) 35.300.150.007

Authorized Publicly-Traded Company - CVM 016390

NOTICE OF MEETING

ANNUAL SHAREHOLDERS' MEETING

The Shareholders of TAM S.A. (“Company”) are invited to attend the meeting at 10.30 a.m. on April 30, 2010, at its registered office, in the City of São Paulo, State of São Paulo, at Av. Jurandir, n.° 856, Lote 4, 1º Andar, Jardim Ceci, CEP 04072-000, in order to deliberate on the following agenda:

a). appreciate the management accounts, and examine, discuss and vote the management report, financial statements and independent auditors' report for the year ended December 31, 2009;

b). resolve on the allocation of the income for the year ended December 31, 2009 and on the distribution of dividends and interest on capital;

c). elect the members of the Board of Directors, according to the minimum percentage of twelve percent (20%) of independent board members, as required by the Differentiated Corporate Governance Practices Regulation - Level 2 of the São Paulo Stock Exchange (BOVESPA); and

d). Set the compensation of the Board of Directors for the fiscal year started on January 1, 2010.

The Company informs that the following are available to the Shareholders, at the Company's registered office, on its Investor Relations website (www.tam.com.br/ri), as well as on the sites of the São Paulo Stock, Commodities and Futures Exchange - BM&FBOVESPA (www.bmfbovespa.com.br) and of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br): (i) management report; (ii) financial statements; (iii) independent auditors' report, also published on 03/31/2010 on the “Valor Econômico” newspaper and on the “São Paulo State Official Gazette”; (iv) proposal for allocation of net income and distribution of dividends, with the information indicated in Appendix 9‐1‐II of CVM Instruction 481/09; (v) proposal for compensation of the Company's Management; and (vi) Manual for Attendance at the Shareholders' Meeting, which contains all information required by CVM Instructions 480/09 and 481/09, on the matters to be examined and discussed.

General Instructions:

Pursuant to article 1 of CVM Instruction 165/91, with the amendments introduced by CVM Instruction 282/98, the minimum percentage of voting capital for applying for adoption of the multiple voting process for election of the member of the Board of Directors is five percent (5%). Under article 126 of Law 6404/76 and subsequent amendments, all shareholders holding Company shares may attend the Meeting hereby called, by themselves, their legal representatives or their attorneys in fact, as long as such shares are registered in their name with the depositary financial institution responsible for the Company share service, Banco Itaú S.A., up to twenty-four (24) hours prior to the date indicated in this Notice of Meeting, as established in the Company's By-Laws.

The Shareholders shall arrive before the hour indicated for the beginning of the Meeting, with the following documents:

•         identification document and statement issued by the custodian agent, indicating the ownership interest;

•         in the event of not being able to attend the Meeting, the shareholder can be represented by his attorney in fact, pursuant to legal requirements;

•         with the purpose of expediting and facilitating the work of the Meeting, the proof of ownership of shares and the power of attorney may, at the shareholders' discretion, be delivered at the Company's office, preferably up to two (2) business days prior to the date scheduled for the Meeting.

•         Any clarifications deemed necessary can be obtained on the Investor Relations Website – www.tam.com.br/ir.

São Paulo, April 14, 2010.

MARIA CLÁUDIA OLIVEIRA AMARO

Chairman of the Board of Directors

GOE 2010

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.